July 19, 2012
VIA ELECTRONIC TRANSMISSION

Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7116
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rogers Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 17, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 2, 2012
File No. 1-4347

Dear Mr. O’Brien:

On behalf of Rogers Corporation (the “Company”), set forth below are the responses of the Company to the letter dated July 5, 2012 (the “Comment Letter”), containing the comments of the Staff of the Securities and Exchange Commission to the Company’s filings referenced above.

The Company’s responses to each of the comments in the Comment Letter are set forth below and are numbered to correspond to the comments set forth in the Comment Letter, which for convenience we have incorporated into this response letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Contractual Obligations, page 45

Comment 1:

We note your response to comment 3 in our letter dated May 30, 2012.  Please confirm to us that you will provide the revised contractual obligations table in your second quarter of fiscal year 2012 Form 10-Q.  While we understand that the contractual obligations table is typically an annual disclosure, the contractual obligations table you provided in your latest Form 10-K did not include all of the required disclosures (i.e., your long-term debt obligations and corresponding contractual interest payments).  In lieu of amending your latest Form 10-K, we are requesting that the disclosure be provided in your next periodic report.

Response 1:

We acknowledge this comment and confirm that we will include the contractual obligations table, including the long-term debt obligations and corresponding contractual interest payments, in our second quarter of fiscal year 2012 Form 10-Q.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Condensed Consolidated Statement of Comprehensive Income (Loss), page 3

Comment 2:

We note your response to comment 10 in our letter dated May 30, 2012.  While we agree with your conclusion that you have properly addressed the guidance in ASC 220-10-45-18, regarding the requirement to present reclassification adjustments made so that there is not any double counting of it in net income and other comprehensive income, as this requirement has been deferred.  However, as noted in ASU 2011-12, the requirement to present the components of other comprehensive income and total comprehensive income in a single continuous statement with net income (loss) or in two consecutive statements has not been deferred and is required for the first interim period subsequent to December 15, 2011.  The presentation of the component of other comprehensive income within Note 6 is not a single continuous statement presentation or two consecutive statements presentation.  As such, we continue to request that you comply with the requirements of ASC 220-10-45-1-45-14 beginning with your second quarter of fiscal year 2012 Form 10-Q.

Response 2:

Pursuant to discussions with the SEC staff, we understand that the Staff concurs that our current presentation complies with the requirements of ASC 220.  Therefore, we intend to present the information in the same format in our future filings, as appropriate.

Please telephone me at 860-779-5508, or our attorney, Terrence Mahoney, Esq. at 860-779-4700, with any questions or comments you may have.

Very truly yours,

/s/ Dennis M. Loughran
Dennis M. Loughran
Vice President, Finance and Chief Financial Officer

cc:	Bruce D. Hoechner, President and Chief Executive Officer
Ronald J. Pelletier, Corporate Controller and Principal Accounting Officer
Terrence W. Mahoney, Vice President and General Counsel
Debra J. Granger, Vice President, Corporate Compliance and Controls
Tracey Houser, Staff Accountant, Securities and Exchange Commission

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